UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2013 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 001-35897

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING U.S. Savings Plan and ESOP

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

ING U.S. SAVINGS PLAN AND ESOP
Contents of Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the ING U.S. Savings Plan and ESOP are being filed herewith:

	Audited Financial Statements and Supplemental Schedule
	December 31, 2013 and 2012, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of
	December 31, 2013 and 2012		2

	Statements of Changes in Net Assets Available for Benefits for the years ended
	December 31, 2013 and 2012		3

	Notes to Financial Statements		4

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		20

	Signature Page		21

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee
ING U.S. Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING U.S. Savings Plan and ESOP as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                               /s/  Ernst & Young LLP

Atlanta, Georgia
June 27, 2014

ING U.S. SAVINGS PLAN AND ESOP
Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012

	2013	2012
Assets
Receivables:
Notes receivable from participants	$20,382,721	$19,787,535

Total receivables	20,382,721	19,787,535

Investments at fair value:
Mutual funds	273,677,647	353,787,896
Common/collective trusts	578,107,463	328,415,648
Common stock funds	87,256,807	66,759,593
Guaranteed investment contracts	419,658,995	429,041,104
Self-directed brokerage account	11,427,279	6,352,353
Net assets available for benefits at fair value	1,370,128,191	1,184,356,594
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(9,457,500)	(25,260,419)
Net assets available for benefits	$1,381,053,412	$1,178,883,710

The accompanying notes are an integral part of these financial statements.

ING U.S. SAVINGS PLAN AND ESOP
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2013 and 2012

	2013	2012
Additions:
Interest and dividends	$20,433,355	$24,665,780
Interest income on notes receivable from participants	797,495	824,030
Contributions - participants	50,636,070	51,574,413
Contributions - employer	34,589,136	32,663,324
Rollover contributions	3,590,577	5,675,697
Total additions	110,046,633	115,403,244
Change in fair value of investments	195,150,691	95,302,400
Additions, including change in fair value of investments	305,197,324	210,705,644

Deductions:
Benefits paid directly to participants	101,093,448	93,771,366
Deemed distributions	1,934,174	2,084,735
Total deductions	103,027,622	95,856,101
Net increase	202,169,702	114,849,543
Net assets available for benefits:
Beginning of year	1,178,883,710	1,064,034,167
End of year	$1,381,053,412	$1,178,883,710

The accompanying notes are an integral part of these financial statements.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements
December 31, 2013

1.	Description of the Plan

Effective October 1, 2013, ING Americas Savings Plan and ESOP changed its name to ING U.S. Savings Plan and ESOP (the “Plan”). The following is a general description of the Plan. Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time employees, as defined in the Plan document.  The Plan is intended to meet the requirements for qualification as both a discretionary contribution profit sharing plan and stock bonus plan under Section 401(a) of the Internal Revenue Code (the “IRC”) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of Sections 4975(e)(8) and 409(l) of the IRC. The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ING North America Insurance Corporation is the Plan Sponsor ("Plan Sponsor", "ING" or the "Company"), is a wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which changed its name from ING U.S., Inc. on April 7, 2014. Voya is traded on the New York Stock Exchange under the symbol “VOYA.”  As of December 31, 2013, Voya's majority shareholder was ING Groep, N.V. ("Groep"), a global financial services company based in the Netherlands.  On March 25, 2014, Groep completed a sale of 30,475,000 shares of common stock of Voya in a registered public offering (the March 2014 Offering).  Also on March 25, 2014, Voya acquired 7,255,853 shares of its common stock from Groep (the "Direct Share Buyback").  Upon completion of the March 2014 Offering and the Direct Share Buyback, Groep's ownership of Voya was reduced to approximately 43%. The ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”). ING National Trust is the trustee (“Trustee”) of the Plan.

The Plan covers all eligible employees of ING as well as various other related ING participating employers.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Investment Options

At December 31, 2013, the Plan’s assets were invested in the following investment vehicles:

Causeway International Value Fund - Class I
Equity Index Non-Lendable Fund M
ING Group Company Stock Fund
ING Leveraged Company Stock Fund
ING Real Estate Fund - Class I
ING Small Cap Opportunities Portfolio - Class I
ING Target Index Solution Trust 2015
ING Target Index Solution Trust 2025
ING Target Index Solution Trust 2035
ING Target Index Solution Trust 2045
ING Target Index Solution Trust 2055
ING Target Index Solution Trust Income Fund
ING U.S. Company Stock Fund
Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One
Nuveen NWQ Small/Mid-Cap Value Fund - Class R
PIMCO Total Return Fund - Institutional Class
Robeco Boston Partners Large Cap Value Equity Fund
SSgA Russell Small/Mid Cap Index NL Index Series - Class C
Stable Value Option
TD Ameritrade SDBA
Vanguard International Growth Fund
Vanguard® Total Bond Market Index Fund - Signal Shares
Winslow Large Cap Growth Stock Fund - Class I

Effective February 1, 2012, the Plan offered a self-directed brokerage account option (“SDBA”).  The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

At December 31, 2013 and 2012, the Plan’s assets were significantly concentrated in ING mutual funds, ING collective investment trusts, Groep ADRs (defined as American Depository Shares) and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution.  Company contributions are based on participant deferrals.  Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fee or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to restore participant accounts previously forfeited, as specified in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Most participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.  Certain specified participants are subject to different vesting schedules including a five year vesting schedule.  Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING’s managed long term disability plan, or (4) termination or partial termination, of the Plan to the extent such termination applies to a participant.

The amount of forfeited nonvested participant accounts as of December 31, 2013 and 2012 was $1,238,117 and $460,465, respectively.

Any participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of all of his or her accounts.

Participant Contributions

Participants in the Plan may contribute up to 50% of their pre-tax eligible compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”) and participants who have attained age 50 in a plan year may elect to make catch-up contributions for such plan year in addition to their participant contribution.  Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre-tax employee contribution limits. The Roth contributions plus earnings grow tax free and all qualified Roth distributions are not subject to federal income taxes.

Employer Contributions

The Company matches participant pre-tax and Roth contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation.  The Company does not contribute matching contributions on catch-up contributions.  The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.  As permitted by the Plan documents, the amount of forfeitures allocated in lieu of employer contributions as of December 31, 2013 and 2012 was $355,419 and $2,551,267, respectively.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Dividends

Dividends (if any) paid on Groep ADRs held by the ESOP account in the Plan are paid to the participant or reinvested into a participant’s account, according to the election of a participant. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash.  Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions.  Participants who are not vested or who are suspended from the Plan due to a hardship distribution are required under the terms of the Plan to receive their Groep ADR dividends in cash.  Dividends on all other shares of Groep ADRs originally acquired by the Plan from sources other than the unallocated reserve shall remain in participant's accounts.  Dividends, if any, paid on Voya shares shall remain in participant's accounts. There were no dividends distributed as cash for the years ended December 31, 2013 and 2012.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%.  Loan repayment periods are for a maximum of five years.  Principal and interest are repaid ratably through payroll deductions.

Deemed Distributions

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. A loan to an active participant is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive tax basis credits for repayment of a loan pursuant to IRS rules.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s account balance. A participant may elect to receive his or her benefit in cash, Groep ADRs or Voya shares to the extent his or her account is invested in the ING Leveraged Company Stock Fund, ING Group Company Stock Fund or the ING U.S. Company Stock Fund. Additionally, upon termination, a participant may elect to receive a lump sum distribution of his or her vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Plan Trust Fund, unless the Company elects to pay such expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by Accounting Standards Codification “FASB Accounting Standards Codification” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topics 946 and 962. Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest.  Interest credited is net of expenses.  Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment.  Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value.  The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Recently Adopted Accounting Standards

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued Accounting Standards Update (“ASU”) ASU 2011-11, “Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods.  Adoption of ASU 2011-11 had no effect on the Plan’s financial statements and the Plan does not have positions subject to netting.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which includes the following amendments:

•	The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
•	The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
•	An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
•	The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Plan on January 1, 2012. The adoption had no effect on the Plan’s financial statements, as the pronouncement only pertains to additional disclosure.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

3.	Income Tax Status

The Plan received a determination letter from the IRS dated November 4, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; On January 21, 2011, the Plan was notified by the IRS of an examination for Plan years ending December 31, 2008 and 2009.  On June 26, 2013, ING North America entered into a Closing Agreement to fully resolve the examination of the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

4.	Investments

The value of individual investments that represent 5% or more of the Plan’s total net assets is as follows as of December 31:

	2013	2012
Equity Index Non-Lendable Fund M	$150,994,366	$119,652,783
Mainstay Large Cap Growth Fund - Class I	*	110,401,580
PIMCO Total Return Fund - Institutional Class	*	71,156,869
SSgA Russell Small/Mid Cap Index NL Index Series - Class C	106,660,416	78,126,362
Stable Value Option (at contract value)**	410,201,495	403,780,685
Vanguard International Growth Fund	76,682,365	60,967,068
Winslow Large Cap Growth Stock Fund - Class I	140,255,677	*

* Investment was not greater than 5%.
**The fair value of the Plan's investment in the Stable Value Option was $419,658,995 and $429,041,104
December 31, 2013 and 2012, respectively.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is as follows for the years ended December 31:

	2013	2012
Mutual funds	$37,665,024	$37,587,846
Common/collective trusts	127,174,050	40,047,966
Common stock funds	29,239,174	17,574,344
Self-directed brokerage account:
U.S. equities	755,780	66,040
Mutual funds	319,685	25,794
Cash and cash eqivalents	(3,022)	410
Net appreciation in fair value	$195,150,691	$95,302,400

5.	Investments in Insurance Contracts

As of December 31, 2013, the Plan maintained one GIC related investment option, the Stable Value Option.  The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by ING Life Insurance and Annuity Company (a party-in-interest).  The contract owned by the Plan is considered fully benefit-responsive in accordance with ASC Topic 962.  As of December 31, 2013 and 2012, the contract value of the investments in insurance contracts is $410,201,495 and $403,780,685, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance.  The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value.  The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations.  Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity.  In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The average yields based on actual earnings for the Contract for the years ended December 31, 2013 and 2012, were (.63%) and 3.80%, respectively.  The average yield is based on interest credited to participants for the Contract for the years ended December 31, 2013 and 2012, was 2.92% and 3.25%, respectively. The crediting interest rates to participants for the Contract as of December 31, 2013 and 2012 were 2.92% and 3.25%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.  Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

▪	The Plan fails to meet any of its obligations under this contract or under any related agreement;
▪	All amounts under this contract are withdrawn;
▪	The Plan is no longer a qualified plan under the Code;
▪	The Plan is terminated;
▪	The Plan no longer has any obligations under the Plan;
▪	Any action is taken by the Plan Sponsor, or any other official, which:
a)	Creates a Competing Investment Option;
b)	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;
c)	Materially affects the issuers’ rights and obligations under this contract;
▪	The Plan, without the issuers’ written agreement, attempts to assign the Plan’s interest in this contract;
▪	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;
▪	The issuer elects to discontinue accepting deposits for all contracts of this class;
▪	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);
▪
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer’s obligations hereunder.

6.	Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are unobservable in the market place (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

▪
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

▪
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

The following tables present the Plan’s hierarchy for its assets measured at fair value.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds:
U.S. equities	$82,032,303	$-	$-	$82,032,303
International equities	119,646,635	-	-	119,646,635
Short-term investment fund(2)	71,998,709	-	-	71,998,709
Common/collective trusts(3):
U.S. equities	-	437,187,194	-	437,187,194
International equities	-	10,032,279	-	10,032,279
Lifecycle funds(1)	-	127,277,202	-	127,277,202
Short-term investment fund	-	3,610,788	-	3,610,788
Common stock funds(4)	-	87,256,807	-	87,256,807
Guaranteed investment contracts	-	419,658,995	-	419,658,995
Self-directed brokerage account:
U.S. equities	7,076,998	-	-	7,076,998
Mutual funds	2,613,908	-	-	2,613,908
Cash and cash equivalents	1,736,373	-	-	1,736,373
Total	$285,104,926	$1,085,023,265	$-	$1,370,128,191

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds:
U.S. equities	$174,424,892	$-	$-	$174,424,892
International equities	95,791,458	-	-	95,791,458
Short-term investment fund(2)	83,571,546	-	-	83,571,546
Common/collective trusts(3):
U.S. equities	-	221,071,816	-	221,071,816
International equities	-	4,634,591	-	4,634,591
Lifecycle funds(1)	-	99,401,026	-	99,401,026
Short-term investment fund	-	3,308,215	-	3,308,215
Common stock funds(4)		66,759,593	-	66,759,593
Guaranteed investment contracts	-	429,041,104	-	429,041,104
Self-directed brokerage account:
U.S. equities	3,963,210	-	-	3,963,210
Mutual funds	978,232	-	-	978,232
Cash and cash equivalents	1,410,911	-	-	1,410,911
Total	$360,140,249	$824,216,345	$-	$1,184,356,594

(1)	This category includes investment in funds that seek long term capital appreciation and growth. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been quoted using the net asset value per share.
(2)	This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments.
There are currently no restrictions on these investments. The fair value of the investments in this class have been quoted using the net asset value per share.
(3)	This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on these investments. The fair value of the investments in this class have been quoted using the net asset value per share.
(4)	This category includes investments in Groep ADRs and Voya shares. There are currently no redemption restrictions on this investment. The fair value of the investments in this class has been quoted using the net asset value per share.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statements of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual Funds: Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual funds and are included in Level 1.  This financial instrument includes U.S equities, International equities, Lifecycle Fund and Short-term investment funds.

Common/Collective Trust: Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.  These shares are included in Level 2.

Common Stock Funds: Groep ADRs and Voya shares are reported based upon a quoted market price and observable market inputs. These shares are included in Level 2.

Guaranteed Investment Contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments.  The GIC is included in Level 2.

Self Directed Brokerage Account: The securities held within the SDBA are standard assets such as mutual funds, equities and cash and cash equivalent assets.  These holdings are reported at quoted market price.  These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

ING U.S. SAVINGS PLAN AND ESOP
Notes to Financial Statements

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep ADRs, Voya shares, ING collective investment trusts and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan.  As of December 31, 2013 and 2012,  funds of $691,996,563 and $624,659,760, respectively, were held in such investments and are considered party-in-interest transactions.

8.	Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

ING U.S. AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217     Plan No.: 001
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value
	Causeway International Value Fund - Class I	Mutual Fund Shares	$42,964,270
	Equity Index Non-Lendable Fund M	Common/Collective Trust	150,994,366
*	ING Group Company Stock Fund	Stock Fund Shares	53,569,295
*	ING Leveraged Company Stock Fund	Stock Fund Shares	32,107,338
*	ING Real Estate Fund - Class I	Mutual Fund Shares	34,596,984
*	ING Small Cap Opportunities Portfolio - Class I	Mutual Fund Shares	32,664,073
*	ING Target Index Solution Trust 2015	Common/Collective Trust	11,084,100
*	ING Target Index Solution Trust 2025	Common/Collective Trust	34,855,563
*	ING Target Index Solution Trust 2035	Common/Collective Trust	39,447,307
*	ING Target Index Solution Trust 2045	Common/Collective Trust	34,104,089
*	ING Target Index Solution Trust 2055	Common/Collective Trust	4,524,412
*	ING Target Index Solution Trust Income Fund	Common/Collective Trust	3,261,731
*	ING U.S. Company Stock Fund	Stock Fund Shares	1,580,174
	Northern Trust Collective EAFE Index Fund - DC - Non-
	Lending - Tier One	Common/Collective Trust	4,682,794
*	Notes Receivable from participants	**	20,382,721
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	14,771,246
	PIMCO Total Return Fund - Institutional Class	Mutual Fund Shares	61,633,307
	Robeco Boston Partners Large Cap Value Equity Fund	Common/Collective Trust	48,237,008
	SSgA Russell Small/Mid Cap Index NL Index Series - Class C	Common/Collective Trust	106,660,416
*	Stable Value Option	Guaranteed Investment Contract	410,201,495	***
	TD Ameritrade SDBA	Self Directed Brokerage Account	11,427,279
	Vanguard International Growth Fund	Mutual Fund Shares	76,682,365
	Vanguard® Total Bond Market Index Fund - Signal Shares	Mutual Fund Shares	10,365,402
	Winslow Large Cap Growth Stock Fund - Class I	Common/Collective Trust	140,255,677
			$1,381,053,412
Note: Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently
	the prime interest rate plus 1%. Current interest rates on participant loans range from 4.25% to 5.00% as of
	December 31, 2013. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
	Loans range from November 2013 to December 2018 as of December 31, 2013. The repayment periods above the
	maximum of five years are due to grandfathered plans acquired during company acquisitions.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING U.S. Savings Plan and ESOP
	By:	ING U.S. PENSION COMMITTEE
June 27, 2014		By: /s/	Steven T. Pierson
Dated		Name:	Steven T. Pierson
		Title:	Chairman, ING U.S. Pension Committee